Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The following email template was provided to various Siebel employees for further distribution and posted to the company’s internal website on September 21, 2005]
Dear [insert prospect name]:
As you probably know, Oracle recently announced the signing of a definitive agreement to acquire Siebel Systems. This is exciting news for us at Siebel as well as at Oracle.
In recognition of the industry and product leadership Siebel has built over the years, Oracle has stated its intention to make Siebel’s product and services the centerpiece of its CRM strategy. Furthermore, when asked about future plans for Siebel’s hosted offering — CRM OnDemand — Oracle CEO Larry Ellison said:
[Siebel CRM OnDemand] is a key part of the strategy and was one of the key motivators for us doing this deal. We think OnDemand’s going to be increasingly important. We think Siebel OnDemand products are improving at a very, very rapid rate, and we intend to invest in them heavily. In fact, we expect that all of the Siebel products’ features and functions that they have in the software products will migrate to the OnDemand products. So, we think that’s, again, a very important asset that we want to preserve and invest in as this acquisition is concluded.
Our customers are also excited about the Oracle-Siebel business combination. Here is what CRM OnDemand customer, Barry Libenson, Vice President and CIO of Ingersoll-Rand Company, had to say:
Ingersoll-Rand is extremely excited about the merger/acquisition of Siebel Systems by Oracle Corporation. Both platforms are key strategic components to our overall IT architecture and this combination can only enhance the integration and capabilities of both platforms. It allows us to deal with one partner for the best in both ERP and CRM functionality.
A key virtue of the Siebel CRM OnDemand model is the ability to adopt technical advances with no disruption to customers. Over the last eighteen months, we have introduced nine releases, plus a major infrastructure upgrade, without system interruption. You may have heard our competitors claim that Siebel CRM OnDemand will not be supported because it “is written exclusively on DB2 and WebSphere and runs in IBM data centers.” In fact, Siebel CRM OnDemand is written on Siebel 7, our market-leading suite of CRM applications. Siebel 7 runs on virtually any application server and any database. Given our close partnership with IBM, we have chosen to run Siebel CRM OnDemand on DB2 and on WebSphere, and to use IBM’s world-class hosting services. There is no technical linkage that precludes us from working with multiple companies.
Our customers and partners have endorsed the Oracle-Siebel combination. Oracle has declared unequivocally that Siebel’s offerings will be the centerpiece of their CRM strategy. Oracle is a company with unmatched technical and global reach and considerable financial muscle, therefore Siebel continues to be an even better and more strategic choice to satisfy your CRM requirements.
I’d like to talk to you soon about the potential benefits of the Oracle-Siebel business combination for your business. I will contact you next week to set up a convenient time.
Sincerely,
[Insert your name]
[Insert your title and contact information]

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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.